Exhibit 99.1

Vitru Announces Settlement of Rights Offering

Florianópolis, Brazil, November 22, 2022 – Vitru Limited (Nasdaq: VTRU) (“Vitru”) today announced the settlement of its previously announced rights offering (the “Rights Offering”). The Rights Offering resulted in the issuance of 926,206 common shares of Vitru (which, upon issuance, amount to approximately 2.8% of Vitru’s outstanding common shares) and raised gross proceeds of approximately U.S.$14.8 million.

As a result of the Rights Offering and Crescera’s investment pursuant to the Investment Agreement, Vitru issued a total of 4,562,569 common shares (which, upon issuance, amount to approximately 13.6% of Vitru’s outstanding common shares) and raised aggregate gross proceeds of approximately U.S.$73.1 million.

Pursuant to the Rights Offering, Vitru distributed nontransferable subscription rights to each holder of its common shares as of 5:00 p.m., Eastern Time, on October 21, 2022. The subscription rights were exercisable at any time during the subscription period, which commenced on October 24, 2022, and ended at 5:00 p.m., Eastern Time, on November 17, 2022. The unexercised subscription rights have now expired and have no value.

A prospectus supplement relating to the Rights Offering was filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2022 and was made available on the website of the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer, solicitation or sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact

Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/